SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

July 01, 2020

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith+Nephew update on second quarter trading
1 July 2020

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, today announces that it expects a second quarter underlying1 revenue decline of around -29%. This is in line with our previously published outlook for underlying revenue for the quarter to be substantially down year on year, as major markets were impacted by the COVID-19 pandemic.

We are encouraged by the improving performance as the quarter progressed, with underlying revenue declines of -47% in April (as previously disclosed),   -27% in May, and around -12% in June. Performance was correlated strongly with the easing of lockdown restrictions and resumption of elective surgeries. Nevertheless, there continues to be significant uncertainty and geographical variation. The impact of the COVID-19 pandemic has been most pronounced on our Orthopaedic Reconstruction, Sports Medicine and ENT businesses, driven by lower levels of elective surgery in the quarter. Our Advanced Wound Management and Trauma businesses have been more resilient.

As a result of the trading performance across the first and second quarters, we continue to expect that the first half trading margin will be substantially down on the prior year. An update on this, and our progress across the Group on controlling discretionary costs, will be included with our second quarter and first half results, which will be reported as planned on 29 July 2020.

Further to the announcement on 9 April 2020, Anne-Francoise Nesmes will join Smith+Nephew as Chief Financial Officer and join the Board as an Executive Director on 27 July 2020 (ref Listing Rule 9.6.12 R).

- ends -

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Notes

1.     Unless otherwise specified as 'reported' all revenue growth throughout this document is 'underlying' after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2019 period.
'Underlying revenue growth' reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the 'constant currency exchange effect' and the 'acquisitions and disposals effect', described below.
The 'constant currency exchange effect' is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.
The 'acquisitions and disposals effect' is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group's internal reporting systems and are readily identifiable.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 17,500+ employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.1 billion in 2019. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of COVID-19, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of COVID-19; economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers (including, without limitation, as a result of COVID-19); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of COVID-19); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: July 01, 2020

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary